

September 8, 2015

Via E-mail
Mr. Harald Stobbe
President, Chief Executive Officer and Director
T-Bamm
Kiefernst. 1, 76327 Pfinztal, Germany

> **Re: T-Bamm**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 27, 2015**
> **File No. 333-203754**

Dear Mr. Stobbe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Financial Data, page 8

1. Please update the summary financial information on page 8 as of the most recent interim financial period. Also, please disclose the cash balance as of the most recent practicable date.

Certain Relationships and Related Transactions, page 47

2. Please revise the related party transactions section to include the funds advanced to the company as of the most recent practicable date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director